MINUTES OF BOARD MEETING NO. 1318

In the City of Buenos Aires, on this day, February 24, 2003, at 8:00 p.m. the Board of Directors of DISCO S.A. held its meeting, chaired by Dr. Eduardo R. Orteu. Also present were Directors Gustavo, A. Papini and Jose Sanchez. Dr. Jorge J. S.
Bulleraich and Dr. Enrique Colombo attended the meeting on behalf of the Supervisory Committee.
The Chairman took the floor and called the meeting to order.
Thereafter, he represented that, as publicly known to the Directors, Ahold Group, DISCO holding company, had on the date hereof published a press release in the Netherlands that was broadly publicized in several countries including Argentina. Among other information, such release indicated as follows: (a) that promotional revenues in the American company U. S. Foodservice during fiscal years 2001 and 2002, which might exceed US$ 500 million, have been overestimated; (b) that the consolidation criteria used by Ahold to present income have been modified; (c) that two of the Group senior executives have resigned. The press release also reported on the existence of certain research that has apparently cast doubt on the accounting of certain transactions of DISCO S.A.
In this regard, the Chairman went on to say that he found it extremely inappropriate and exaggerated to include formal operating and accounting issues in such context, and that he believed the Board of Directors, as the Company administration body, should give an opinion on such representations. Thereafter, and after some thorough discussion, it was unanimously resolved that express note should be made of the fact that the Board of Directors and the members thereof have duly complied with legal, statutory and regulatory provisions, and that they have at all times faithfully and diligently pursued the Company interests. Furthermore, the Board thought it advisable to remember that, upon their audit by and independent and international audit firm, which gave an unqualified opinion thereon, the financial statements of DISCO S.A. for the fiscal year ended December 31, 2001 had been timely and legally approved by corporate bodies, where the Ahold group holds interests which, in themselves, constitute the corporate will, and that they were then submitted to the relevant enforcement authorities and were also approved without objections. As for the financial statements for fiscal year 2002, the Board indicated the same are currently being prepared in pursuance of Argentine generally accepted accounting principles, and stated that to the date of this meeting they were not aware of any accounting interpretation issue that may materially affect the Company financial position or results of operations during such fiscal year.
Finally, the Board of Directors decided to be in an ongoing meeting status with a view to mitigating as far as possible any damage this situation may cause to the Company and to third parties, and contribute to clarifying the events that gave rise to the statements analyzed by the meeting. The Board further resolved that copies of this Minutes be delivered to the Buenos Aires Stock Exchange and to the Argentine Securities and Exchange Commission, and also authorized publication of a press release with identical purposes.
There being no further business to transact, the meeting was adjourned at 9:45 p.m.
SIGNED: EDUARDO R. ORTEU, GUSTAVO A. PAPINI, JOSE SANCHEZ,
JORGE J. S. BULLERAICH, ENRIQUE COLOMBO.